PUBLIC

[redacted]

SECUI[...]MMISSION

15027692

RECEIVED
SEP 15 2015
189

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-40848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 AND ENDING 06/30/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER: SIMMONS & COMPANY INTERNATIONAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 1900
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Katrina R. Celestine (713) 236-9999
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual. state last, first. middle name)*

500 Dallas Street, Suite 2500	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This report contains (check all applicable items):

_x_ (a) Facing page
___ (b) Oath or Affirmation
_x_ (c) Statement of Financial Condition
___ (d) Statement of Income
___ (e) Statement of Changes in Stockholders' Investment
___ (f) Statement of Cash Flows
___ (g) Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
___ (h) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
___ (i) Computation of Net Capital
___ (j) Computation for Determination of Reserve Requirements under Rule 15c3-3
___ (k) Information Relating to the Possession or Control Requirements under Rule 15c3-3
___ (l) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (m) A copy of the SIPC Supplement Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
___ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

SIMMONS & COMPANY INTERNATIONAL

INDEX

HEIN

Hein & Associates LLP
500 Dallas St., Suite 2500
Houston, Texas 77002

www.heincpa.com
P 713.850.9814
F 713.850.0725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Simmons & Company International
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International and subsidiaries (the "Company") as of June 30, 2015, and the related notes to the consolidated financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We did not audit the financial statement of Simmons & Company International Capital Markets Limited ("SCICML") and Simmons & Company International Limited ("SCIL"), a wholly-owned subsidiary and an 85%-owned subsidiary of Simmons & Company International ("SCI"), respectively. SCIL has interests in certain Guernsey limited partnerships. SCIL has a 100% interest in Parallel General Partner Limited, a Guernsey limited company ("GP"). The GP is the general partner and manager of Simmons Parallel Energy L.P. ("Fund I"), SPE L.P., Simmons Private Equity II L.P. ("Fund II"), and Simmons Private Equity II Founder L.P. ("Founder"). SCI owns approximately five and three percent of Funds I and II, respectively. SCI consolidates Funds I and II, SPE L.P., and Founder due to SCI's management control. We did not audit the statements of financial condition of GP, Funds I and II, SPE L.P., and Founder. The financial statements that we did not audit collectively reflect total assets constituting approximately 49 percent of consolidated total assets at June 30, 2015. The statement of financial condition of SCICML was prepared in accordance with applicable law and the Financial Reporting Standards for Smaller Entities (effective April 2008) (United Kingdom Generally Accepted Accounting Practice Applicable to Smaller Entities). The statement of financial condition of SCIL was prepared in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). The statement of financial condition of GP was prepared in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) and the statements of financial condition of Funds I and II, SPE L.P., and Founder were prepared in accordance with applicable law and International Financial Reporting Standards. We have applied audit procedures on the conversion adjustments to the aforementioned financial statements that we did not audit, which conform those financial statements to accounting principles generally accepted in the United States of America. The aforementioned statements of SCICML, SCIL, GP, Funds I and II, SPE L.P., and Founder as of June 30, 2015, were audited by other auditors in accordance with applicable law and International Standards on Auditing (U.K. and Ireland). Our opinion on the consolidated financial statement of the Company, insofar as it relates to the amounts included for the aforementioned entities that we did not audit, prior to the aforementioned conversion adjustments, is based solely on the reports of the other auditors, whose reports have been furnished to us, and additional audit procedures performed by us to meet the relevant requirements of the standards of the Public Company Accounting Oversight Board (United States).

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates

made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the reports of the other auditors, and in respect to the financial statements as of June 30, 2015 that we did not audit, audit procedures performed by us on the aforementioned conversion adjustments and additional audit procedures to meet the relevant requirements of the Public Company Accounting Oversight Board (United States), the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated statement of financial position of Simmons & Company International and its subsidiaries as of June 30, 2015 in conformity with accounting principles generally accepted in the United States.

Hein & Associates LLP

Hein & Associates LLP

Houston, Texas
September 11, 2015

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

ASSETS:	
Cash and cash equivalents	$ 91,407,110
Restricted cash	250,000
Accounts receivable, net	5,829,020
Investments in securities at fair value	72,405,860
Other investments	474,943
Property and equipment, net	2,578,130
Other assets	5,212,716
Total assets	$178,157,779
LIABILITIES AND STOCKHOLDERS' INVESTMENT	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 5,752,382
Accrued compensation	44,779,372
Deferred compensation	10,702,698
Total liabilities	61,234,452
Commitments and Contingencies (Note 7)	
STOCKHOLDERS' INVESTMENT:	
Common stock, par value $.001, 10,000,000 shares authorized; 943,441 shares issued and outstanding	943
Additional paid-in capital	31,025,455
Retained earnings	24,308,826
Accumulated other comprehensive loss	(3,286,399)
Stockholders' investment of Simmons & Company International	52,048,825
Stockholders' investment of non-controlling interests	64,874,502
Total stockholders' investment	116,923,327
Total liabilities and stockholders' investment	$178,157,779

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Simmons & Company International (the "Company"), a Texas corporation formed in 1974, is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a "clearing broker", Pershing, LLC, a broker-dealer that carries such accounts on a fully disclosed basis. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company provides investment banking services and equity research, sales and trading to the energy industry world-wide. The Company is located in Houston, Texas.

The Company has one wholly-owned subsidiary, Simmons & Company International Capital Markets Limited ("SCICML") and one 85% owned subsidiary, Simmons & Company International Limited ("SCIL"). SCICML is located in London, England. SCIL is headquartered in Aberdeen, Scotland and has offices in London, England as well as Dubai, United Arab Emirates. In August 2011, with the consent of the Company, SCIL issued certain equity securities ("B Shares") to certain employees representing a 15% ownership in SCIL. The issuance of B Shares resulted in a reduction of the Company's controlling interest of SCIL. SCIL and SCICML are United Kingdom-based limited liability companies that are authorized and regulated by the Financial Services Authority to undertake designated investment business in the United Kingdom.

SCIL has a 100% interest in Parallel General Partner Limited, a Guernsey limited company ("GP"). The GP is the general partner and manager of Simmons Parallel Energy L.P. ("Fund I"), SPE L.P., Simmons Private Equity II L.P. ("Fund II") and Simmons Private Equity II Founder L.P. ("Founder"). These entities are Guernsey limited partnerships.

Fund I's principal activity is to invest in companies in the energy sector based in Europe, but also in the Eastern Hemisphere, including the Middle East, Far East and Australasia. SPE L.P. is a limited partner of Fund I and Simmons Parallel Public L.P. and Simmons Parallel Private L.P. are investment holding limited partnerships owned entirely by Fund I.

Parallel Carry L.P. is the carried interest vehicle of the structures with only a minor total capital commitment.

Fund II was established in September 2013. The principal activity of Fund II is to invest in companies in oil and gas services primarily headquartered in Europe but with operations in the wider Eastern Hemisphere including the Middle East, Far East and Australasia. Founder is a limited partner of Fund II. Simmons Private Equity II Carry L.P. is the carried interest vehicle of the structures with only a minor total capital commitment.

The Company through GP owns approximately 5% of Fund I and approximately 3% of Fund II. Beginning July 1, 2010, the Company consolidated Fund I and SPE L.P. due to the Company's management control. Beginning at inception, the Company consolidated Fund II and Founder due to the Company's management control. GP is liable for all debts and obligations of the Funds I and II, SPE L.P. and Founder to the extent the aforementioned companies have insufficient assets.

The Company reports the non-controlling interests in SCIL and the Fund entities as a separate component of stockholders' investment in the consolidated statement of financial condition.

Basis of Presentation

The consolidated financial statement presents the consolidated accounts of the Company and its subsidiaries. The consolidated financial statement is presented in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates and assumptions that are considered significant include investments in securities at fair value. The Company bases its estimates and assumptions on market data and information of comparable public companies that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur and as additional information is obtained. Actual results may differ from the estimates and assumptions used in the preparation of the Company's consolidated financial statement.

Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable and accounts payable approximate their fair values at June 30, 2015 due to the short maturities of these instruments. Investments in securities are reported at fair value.

Cash and Cash Equivalents

Cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

Restricted Cash

Restricted cash includes $250,000 in the collateral account maintained with the clearing broker.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal terms. Accounts receivable are not collateralized and the Company generally does not charge interest on past due accounts. Management performs continuing credit evaluations of the Company's customers' financial condition.

Management reviews accounts receivable on a regular basis to determine if any receivables will potentially be uncollectible. Accounts receivable balances that are determined to be uncollectible are included in the allowance for doubtful accounts. Based on the information available, the Company believes the allowance for doubtful accounts as of June 30, 2015 of $1,396,648 is adequate. However, actual write-offs may exceed the recorded allowance.

Investments in Securities at Fair Value

Investments in securities at fair value consist of municipal bonds and private company investments (equity and loans).

Fair value is the price that could be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The fair value measurements guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value at June 30, 2015.

	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE AT JUNE 30, 2015
ASSETS:				
Municipal bonds	$ –	$4,746,032	$ –	$ 4,746,032
Private company investments	$ –	$ –	$67,659,828	67,659,828
				$72,405,860

Municipal bond investments are valued using Level 2 fair value methodologies and inputs. The Company is able to value those assets based on observable market data for similar instruments.

Private company investments are valued internally using Level 3 fair value methodologies and inputs. These investments have an unobservable market and are valued using the market approach with public company multiples applied to earnings before interest, taxes, depreciation and amortization ("EBITDA").

Activity during the year in Level 3 investments were as follows:

Beginning fair value at July 1, 2014	$ 53,925,435
Acquisition of investment securities	36,369,873
Foreign exchange revaluation losses	(5,379,414)
Unrealized losses	(13,283,833)
Proceeds from sale of investments	(13,052,994)
Realized gains	9,080,761
Ending fair value at June 30, 2015	$ 67,659,828

Property and Equipment, net

Property and equipment, net, which includes leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization.

Foreign Currency Translation

All balance sheet accounts of the foreign subsidiaries have been translated at the current exchange rate as of the end of the fiscal year.

Income Taxes

For U.S. federal income tax purposes, the Company is a Subchapter S Corporation, therefore, the Company's taxable income or loss is allocated to stockholders in accordance with their respective percentage ownership. Therefore, no provision or liability for U.S. federal income taxes has been included in the consolidated statement of financial condition related to the Company.

SCIL and SCICML are limited liability companies with current tax provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

The GP, Fund I, SPE L.P., Fund II and Founder are transparent for income tax purposes, therefore each partner is taxed individually on their share of relevant profits.

Deferred tax is recognized for all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between SCIL taxable income and its results as stated in the consolidated financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the consolidated financial statements.

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. SCIL has a deferred tax asset of approximately $680,000 related to these timing differences, which is included in Other assets in the consolidated statement of financial condition.

The Company is also subject to Texas margin tax. In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed

on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits.

The Company recognizes a tax liability from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement with the tax authorities. The Company classifies interest related to income tax liabilities as income tax expense, and if applicable, penalties are recognized as a component of the provision for income taxes. Any accrued interest and penalties that are anticipated to be due within one year of the balance sheet date would be presented as current liabilities in the consolidated statement of financial condition.

Recently Issued Accounting Pronouncements

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810) Amendments to the Consolidation Analysis (ASU 2015-02). ASU 2015-02 states that the following areas will be affected by this amendment: limited partnerships and similar legal entities, evaluating fees paid to decision maker or a service provider as a variable interest; the effect of fee arrangements on the primary beneficiary determination, the effect of related parties on the primary beneficiary determination and certain investment funds. ASU 2015-02 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is in the process of assessing the effects of the application of the new guidance.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (ASU 2014-15). ASU 2014-15 is effective for annual reporting periods (including interim periods within those periods) ending after December 15, 2016. Early application is permitted. The amendments in ASU 2014-15 create a new ASC Sub-topic 205-40, Presentation of Financial Statements—Going Concern and require management to assess for each annual and interim reporting period if conditions exists that raise substantial doubt about an entity's ability to continue as a going concern. The rule requires various disclosures depending on the facts and circumstances surrounding an entity's ability to continue as a going concern. The Company is in the process of assessing the effects of the application of the new guidance.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, municipal bonds and accounts receivable. The Company controls credit risk by placing its cash and cash equivalents with credit-worthy financial institutions and routinely assesses the financial stability of its customers. The credit risk of municipal bonds is reviewed periodically by management.

2. OTHER INVESTMENTS

The Company owns a 50 percent interest in an affiliated limited liability company ("LLC"), which is accounted for using the equity method of accounting. The Company recorded $396,201 in earnings from the LLC and received $465,000 in distributions from the LLC during the fiscal year ended June 30, 2015. The carrying value of the investment was $474,833 at June 30, 2015.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at June 30, 2015 consisted of the following:

		USEFUL LIFE
Furniture and fixtures	$ 3,544,861	7 years
Leasehold improvements	5,419,389	life of lease
Computer equipment	1,473,183	3-5 years
Accumulated depreciation and amortization	(7,859,303)	
	$ 2,578,130	

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at June 30, 2015 consisted of the following:

Trade payables	$ 580,345
Deferred rent	1,107,126
Deferred income	376,021
Texas margin tax	309,800
Foreign taxes payable	819,883
401(k) employer match	292,800
Liability for uncertain tax position	750,470
Other	1,515,937
	$ 5,752,382

5. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement, which provides that the Company has the right of first refusal with respect to any disposition of shares of the common stock of the Company.

Stock Awards

The Company issues restricted stock awards to employees as a form of compensation; these awards vest ratably over three years.

The following table summarizes restricted stock award activity for the fiscal year 2015:

	NUMBER OF UNVESTED SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Outstanding at June 30, 2014	146,017	49.63
Granted	57,175	54.57
Vested	(71,245)	49.63
Outstanding at June 30, 2015	131,947	52.83

Fair value of the awards is determined using the Company's fully diluted adjusted book value per share at the date of the grant as defined by the Company.

Phantom Stock Plan

The Company has a phantom stock plan in place in which phantom stock is issued to key non-US employees. Awards of this phantom stock plan vest ratably over three years. A liability related to outstanding shares is measured on each balance sheet date based on the Company's fully diluted adjusted book value per share as defined by the Company, which approximates fair value.

The Company issued 2,682 shares of phantom stock during fiscal year 2015 and had 203,182 shares outstanding at June 30, 2015. The related liability at June 30, 2015 was $10,486,517.

6. REVOLVING SUBORDINATED LOANS

On October 31, 2014, the Company entered into an unsecured revolving subordinated loan agreement (the "Revolver IV") with Amegy Bank National Association for net capital purposes. This revolver replaced the previous revolver which expired on October 31, 2014. The Revolver IV allows for a maximum advance of $10,000,000 at a 5% annual interest rate and expires on October 31, 2016. Amounts on the Revolver IV can be withdrawn in $1,000,000 increments. The commitment fee on the unused amounts of the Revolver IV is 50 basis points per year, paid quarterly. There is a financial covenant that requires Tangible Net Worth (defined in the loan agreement) to exceed $20,000,000, with which the Company is in compliance. The Company has no outstanding balance on the Revolver IV at June 30, 2015.

On December 20, 2013, Fund II entered into a revolving bridge facility agreement with Investec Bank plc ("the Facility") in order to bridge the period between the funding of an investment and the resultant call from limited partners. The maximum outstanding under the Facility is the higher of $58,938,750 or 25% of the total limited partner commitments. Fund II has no outstanding balance on the Facility at June 30, 2015.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into operating leases for office space and copiers, which provide for minimum future lease payments at June 30, 2015 as follows, subject to annual escalations of operating expenses relating to the building:

FISCAL YEARS	
2016	$ 2,917,591
2017	2,917,591
2018	2,917,591
2019	989,047
2020	989,047
Thereafter	2,036,715
	$ 12,767,582

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain, among other things, (a) a collateral account with the clearing broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $100,000, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2015, the balance of the collateral account maintained with the clearing broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $24,889,661 and 1.80 to 1, respectively.

Litigation

The Company has two unsecured Securities Investor Protection Act ("SIPA") claims against a debtor relating to private placement transactions. Pursuant to the SIPA claims, the Company has received $402,821 in cash during the year and $1,015,599 remains outstanding. The Company is not able to determine the collectability of the remainder of these claims; as such the related remaining receivable is fully reserved at June 30, 2015.

8. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the Company launched a Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The Charles Schwab Trust Company is the trustee. Investment decisions are made by the participants. Company contributions, which are discretionary, vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Total annual additions for each participating employee are subject to statutory limitations.

9. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital of 6 2/3% of aggregated indebtedness, as defined by the Rule. At June 30, 2015 the Company had net capital that exceeded the minimum threshold by $21,909,246.

10. SUBSEQUENT EVENTS

Management has performed a review of subsequent events and transactions through September 11, 2015, which is the date the financial statement was issued.